SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          TELECOM COMMUNICATIONS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    879274108
                                 --------------
                                 (CUSIP Number)

                                  ZHIGUANG CAI
                            TELECOM VALUE ADDED, INC.
                             HUIRIDIANQI, SHAYU ROAD
                            GUANGDONG, 511400, CHINA
                                (8620) 8487 3201
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 JULY 22, 2004
                                ---------------
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this coverage page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP NO.  879274108                13D              PAGE   2    OF    5   Pages
                                                          -----      -----
--------------------------------------------------------------------------------


CUSIP NO. 879274108

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Telecom Value Added, Inc.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  |_|
                                                                      (b)  |_|
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
                  WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                         |_|
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  British Virgin Islands
--------------------------------------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER
         SHARES
       BENEFICIALLY                6,000,000
         OWNED BY
          EACH
        REPORTING
       PERSON WITH
--------------------------- ------ ---------------------------------------------
                              8    SHARED VOTING POWER

                                   0
--------------------------- ------ ---------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                   6,000,000
--------------------------- ------ ---------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                   0
--------------------------- ------ ---------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,000,000
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                       |_|

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             9.96%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON
             CO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.  879274108                13D              PAGE   3    OF    5   Pages
                                                          -----      -----
--------------------------------------------------------------------------------


     ITEM 1.      SECURITY AND ISSUER
                  -------------------

          This statement on Schedule 13D relates to the Common Stock par value $.001 per share (the "Common Stock") of Telecom Communications, Inc., an Indiana corporation (the "Issuer"). The address of the Issuer's principal executive office is 74 Shanan Road, Panyu, Guangzhou, China GD511490.

     ITEM 2.      IDENTITY AND BACKGROUND
                  -----------------------

          This statement is being filed on behalf of Telecom Value Added, Inc. ("Telecom"), a British Virgin Islands Corporation. Telecom is engaged in investment holdings. The address of Telecom's principal office is Huiridianqu, Shayu Road, Shantou Panyu, Guangdong, 511400, China.

          (d) During the last five years, no executive officer, director or control person of Telecom has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, no executive officer, director or control person of Telecom has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
                  -------------------------------------------------

          The aggregate purchase price of the 6,000,000 shares of Common Stock owned by Telecom is $960,000. The shares of Common Stock were acquired with $960,000 in cash pursuant to a Stock Purchase Agreement, dated July 22, 2004, by and between Telecom and Deng Chi Yuan (the "Purchase Agreement"). The funds for the purchase of the shares of Common Stock were obtained from working capital.

     ITEM 4.      PURPOSE OF THE TRANSACTION
                  --------------------------

          Telecom will acquire the shares of Common Stock pursuant to the terms of the Purchase Agreement. Telecom has no present intention to engage or cause the Issuer to engage in any transactions or activities specified in paragraphs
(a) through (j) of this Item 4. Telecom has acquired the Common Stock for general investment purposes. Telecom is not party to any agreements to acquire any additional Common Stock at this time. Notwithstanding the foregoing, Telecom retains the right to change their investment intent, to propose one or more possible transactions to the Issuer's Board of Directors, to acquire additional shares of Common Stock from time to time or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them in any manner permitted by law.

--------------------------------------------------------------------------------
CUSIP NO.  879274108                13D              PAGE   4    OF    5   Pages
                                                          -----      -----
--------------------------------------------------------------------------------


     ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER
                  ------------------------------------

          (a) As of the date of this report, Telecom beneficially owns an aggregate of 6,000,000 shares, which represents 9.96% of the Issuer's Common Stock.

          (b) As of the date of this report, Telecom has the sole power to vote or direct the voting of, or dispose or direct the disposition of 6,000,000 shares of the Issuer's Common Stock.

          (c) Telecom has not effected any transactions other than those described herein in the class of securities described during the past 60 days.

          (d) Not applicable.

          (e) Telecom remains the beneficial owner of more than 5% of the class of securities described herein.

     ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                  -------------------------------------------------------------
                  RESPECT TO SECURITIES OF THE ISSUER
                  -----------------------------------

          Except as set forth in this statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Telecom and the Issuer or between Telecom and any other person with respect to any of the shares of Common Stock held by Telecom.

     ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS
                  --------------------------------

         No.      Description
         --       -----------
        10.1*     Stock Purchase Agreement, dated July 22, 2004, by and between
                  Deng Chi Yuan and Telecom Value Added, Inc.

--------------------
*    Previously filed with the Securities and Exchange Commission as Exhibit
     10.1 to the Issuer's Current Report on Form 8-K on July 26, 2004.

--------------------------------------------------------------------------------
CUSIP NO.  879274108                13D              PAGE   5    OF    5   Pages
                                                          -----      -----
--------------------------------------------------------------------------------


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 2, 2004
                                          TELECOM VALUE ADDED, INC.


                                          By: /s/ ZHIGUANG CAI
                                             -----------------------------------
                                                  Zhiguang Cai
                                                  Director